May 26, 2010

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:     Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Omni Bio Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the quarterly period ended December 31, 2009
File No. 0-52530

Ladies and Gentlemen:

Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated May 18, 2010, to Mr. Robert C. Ogden, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the quarterly period ended December 31, 2009, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

1.
Comment:  In several of your responses you provide us with information that addresses our comments but you do not consistently state whether or not you intend to revise your disclosure to incorporate this information.  Please confirm that you will include the information provided in response to comments 1, 2, 6, 7, 8, 11, 15 and 20 in future filings beginning with your Form 10-K for the year ended March 31, 2010.

United States Securities and Exchange Commission
May 26, 2010

Response:  We confirm that in future filings, beginning with our Form 10-K for the year ended March 31, 2010,  we will include the information and revised disclosure that we provided in response to the Commission’s previous comments, including our responses to comments 1, 2, 6, 7, 8, 11, 15 and 20.  We also confirm that, if material and where applicable, we will include the revised disclosures contained below in this response letter in our future filings.

Item 1. Business

Overview, page 4

2.	Comment: We note your response to prior comment 2. In your disclosure, please specify which of your product candidates are alternative uses of Alpha 1 antitrypsin.

Response:  Our product indications for the following conditions are targets for alternative uses of Alpha-1 antitrypsin (“AAT”) and uses of AAT derivatives: bacterial infection (e.g. anthrax, mycobacterium tuberculosis, mycobacterium avium, bacterial pneumonia); viral infection (e.g. HIV, influenza); and cell rejection/graft rejection (e.g. diabetes, graft versus host disease).

Targeted Markets and Currently Available Technologies, page 7

3.
Comment:  We note your response to prior comment 13.  Your future disclosure should specifically state that ciproflaxin, doxycycline and penicillin are all FDA approved for the treatment of anthrax.  Additionally, your disclosure should be clear that the reference to efforts that are at varying stages of experimentation does not refer to ciproflaxin, doxycycline and penicillin.  Please provide revised disclosure to be included in future filings.

Response:   In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“There have been several research efforts focused on anthrax treatment.  Although ciproflaxin, doxycycline and penicillin are all FDA approved for the treatment of anthrax, very few of these approaches have resulted in the production of an approved treatment for anthrax other than, for example, broad spectrum antibiotics (e.g. ciproflaxin and doxycycline).  Our research efforts focused on the treatment of anthrax are at varying stages of experimentation and do not include any of the aforementioned FDA approved treatments.”

Item 11. Executive Compensation, page 38

4.
Comment:  We note your response to prior comment 22.  You are required to file management compensation agreements as exhibits pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.  We will not be able to clear this comment until the exhibit is filed.

Response:  We acknowledge the Staff’s comments with respect to filing of management compensation agreements and other exhibits addressed by this comment letter and the previous comment letter from the Staff.  We intend to file the management compensation agreements and other exhibits on a Form 10-K/A for the year ended March 31, 2009.

United States Securities and Exchange Commission
May 26, 2010

Form 10-Q for the quarterly period ended December 31, 2009

Note 5 – Commitments and Contingencies, page 18
Note 7 – Share-Based Compensation, page 21

5.	Comment: You requested confidential treatment for your entire response to our comment 25. Please address the following comments:

•	please resubmit your paper response and limit your Rule 83 request to only those portions of the response which must truly remain confidential;

•	submit an electronic version of the response to this comment as CORRESP and include all the non-confidential information in that letter; and

•	redact the information subject to the new Rule 83 request and mark the response using brackets or other clear markings to indicate the location of the omitted material.

Response:  Concurrent with this response letter, we are resubmitting our Rule 83 confidential treatment request with respect to confidential information in our accounting memorandum dated March 3, 2010 (the “Memorandum”) and the valuation report of the Company dated March 2, 2010 (the “Valuation”).  We have redacted specific confidential information in the Memorandum and we are filing the redacted version of the Memorandum as Exhibit A to this response letter.  We continue to believe that the Valuation is confidential in its entirety and we will request confidential treatment under Rule 83 for the entire Valuation.

6.
Comment:  Please refer to your response to our comment 25.  Based on the information provided, we are unable to concur at this time that the $3.00 assumed market price used in the determination of the fair value of your warrants is representative of fair value on the respective issuance dates.  It is unclear why the prices on the OTCBB are not evident of fair value of unrestricted shares and why these values are not used in the pricing models to value the warrants at issue. Please address the following comments:

•	Please clarify what restrictions, if any, on the sale or transferability are imposed on the common shares underlying:

•	the warrants issued as compensation to directors, officers and consultants as identified in your March 3, 2010 analysis memorandum, or the Memorandum; and

•	the warrants issued in conjunction with your license agreement with Bio Holding, Inc.

United States Securities and Exchange Commission
May 26, 2010

•
On page 2 of your Memorandum you indicate that approximately 98% of your shares are restricted (90% held by Apro shareholders and 8% held by the largest shareholder of AAFS) and that the balance of your shares are subject to a one year holding period. Please explain to us how shares trade on the OTCBB if, as it appears, all your shares are subject to restrictions.

•
Please explain why you do not use the prices on the OTCBB as a Level 1 or Level 2 input into your pricing models.  In this regard, you appear to use an input that would qualify as Level 3 when, at a minimum, a quote from an inactive market is available and should be used as the starting point in a fair value determination.

Response:

Transferability Restrictions

The common stock underlying the warrants referred to in the first bullet of comment 6 above contain restrictions on sale and transferability.  The warrants issued as compensation to directors, officers and consultants are restricted due to certain vesting requirements of the warrants and because neither the warrants nor the underlying common stock have been registered under the Securities Act of 1933, as amended (the “Securities Act”).  Generally, the warrants issued to directors and consultants vest one year from the grant date of such warrants.  Warrants granted to officers generally vest in equal installments over a three year period.  As of the date of this response letter, a majority of the director, officer and consultant warrants continue to be unvested, thus restricting the ability of the holder to exercise the warrant and acquire the common stock underlying the warrants.  In addition, none of the common stock underlying the director, officer and consultant warrants has been registered on Form S-8 or otherwise pursuant to the Securities Act or any other federal or state securities law.  Therefore, upon exercise of the warrants, the common stock underlying the warrants cannot be sold or otherwise transferred unless such common stock is sold pursuant to Rule 144 or some other registration exemption under the Securities Act.

The common stock underlying the warrant issued in conjunction with the license agreement with Bio Holding, Inc. also contains restrictions on sale and transferability.  None of the common stock underlying the Bio Holding warrant has been registered under the Securities Act or any other applicable federal or state securities laws.  Therefore, upon exercise of the warrant, the common stock underlying the warrants cannot be sold or otherwise transferred unless such common stock is sold pursuant to Rule 144 or some other registration exemption under the Securities Act.  In addition, the common stock underlying the Bio Holding warrant is subject to a two year lock-up agreement pursuant to which the holder of the Bio Holding warrant may not sell or otherwise transfer any of the common stock underlying the warrant until March 31, 2011.  Thereafter, pursuant to the lock-up agreement, the holder may only sell up to 25% of the underlying common stock during any quarter.

United States Securities and Exchange Commission
May 26, 2010

With respect to sales made pursuant to Rule 144, the holding period of the common stock generally does not begin until the warrants are exercised.  However, the holding period of the common stock may be tacked to the holding period of the warrant if there is a cashless exercise of the warrants.  The warrants issued to directors, officers and consultants do not allow for the cashless exercise of such warrants.  Therefore, the common stock underlying such warrants will be subject to the holding period restrictions of Rule 144 from the time of exercise of such warrants.  The warrant issued in connection with the Bio Holding license agreement does contain a cashless exercise provision and the holding period of the warrant would be tacked for purposes of complying with the requirements of Rule 144 if such warrant was exercised on a cashless basis.

OTCBB Trading

As indicated in the Memorandum, a significant portion of our common stock is restricted and not freely tradable.  Pursuant to Sections 1.6 and 4 of the Agreement of Merger and Plan of Reorganization, dated November 17, 2008, among Across America Financial Services, Inc. (“AAFS”), Across America Acquisition Corp., and Apro Bio Pharmaceutical Corporation (“Apro”), all of our common stock held by the former Apro shareholders (approximately 90% of our outstanding common stock) is subject to either a two or a three year lock up agreement, pursuant to which the former Apro shareholders may not sell or otherwise transfer their common stock during the lock-up period.  All of the lock-up agreements with the former Apro shareholders are still in effect.  However, we incorrectly stated in the Memorandum that the remaining balance of our outstanding common stock were subject to a one year holding period.  On April 6, 2010, the one year prohibition on Rule 144 due to the Company’s shell status expired allowing additional common stock to be sold pursuant to Rule 144.  In addition, the resale of certain of our outstanding common stock was registered on Form SB-2 filed with the Commission on March 2, 2007 by AAFS, our predecessor shell company.  Although most of our common stock is restricted, approximately 1% of our common stock may be freely traded on the OTCBB, as evidenced by the low trading volumes of our common stock on the OTCBB.

Fair Value Inputs

ASC Topic 820-10-35-40 defines Level 1 inputs “as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.”  As outlined in the Memorandum and Valuation, we concluded that the market of the common stock during the period analyzed was inactive.  Our assessment was based on several factors, including trading volume, price volatility, prevailing bid/ask spreads and trading restrictions.  As such, we do not consider that our quoted OTCBB stock price meets the definition of a Level 1 input.

United States Securities and Exchange Commission
May 26, 2010

ASC Topic 820-10-35-40 defines Level 2 inputs “as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.”  They represent, among other things, quoted prices for similar assets or liabilities and quoted prices in markets that are not active.  Our quoted OTCBB stock price on the dates closest to the transactions in question, while potentially correlating to Level 2 inputs by strict definition, would require significant adjustments for the factors referenced above, which are supported in ASC Topic 820-10-35-51A.  These adjustments would result in Level 3 fair value measurements and, further, would be highly subjective in nature.  The trading in our common stock on the OTCBB is very limited and irregular due to the large amount of restricted shares and shares subject to lock-up agreements. From April 1, 2009 through December 31, 2009, aggregate trading volume in our common stock on the OTCBB was only 156,000 shares out of approximately 27 million outstanding shares of common stock for this same period.  It is our management’s judgment that, due to such lack of trading volume on the OTCBB, the quoted prices of our common stock on the OTCBB are not reflective of the fair market value of our stock price.  Therefore, the use of Level 3 inputs is necessary to arrive at the fair value.

Alternatively, we elected to rely on private placement transactions involving similar interests.  We believe these transactions, when used as Level 2 inputs into a pricing model, much better reflect fair value measurements as they occurred in significantly larger volumes than trading on the OTCBB.  Approximately 794,000 shares of our common stock were sold in the December 2009 and January 2010 private placements (the “Private Placements”) versus the aggregate of approximately 156,000 shares that traded on the OTCBB for the period from April 1, 2009 to December 31, 2009.  For this same period, our common stock did not trade on approximately 42% of the total OTCBB trading days.  Most importantly, while the analysis used to bifurcate the implied value of the warrants and common stock in the private placements involved the application of judgment, the Black-Scholes inputs and pricing model used in the exercise were significantly more objective than any adjustments that would be necessary to apply to pricing information derived from trades that occurred in an inactive market.

7.
Comment:  On page 10 of the valuation you provide, a statement is made that 100,000 shares which traded in July 2009 in a private transaction were mistakenly reported as an open market transaction.  It appears from volume reports available from the OTCBB that this transaction was completed on July 13, 2009 when the low trade was $9.00 and the high trade was $9.85. Please tell us at what price the 100,000 shares traded in the private transaction and how you have insight into the private transactions.  If you do not know the price of this transaction, please tell us how you were able to identify the parties involved.  If the price is outside the $9.00 to $9.85 range, please tell us how the volume was mistakenly reported as an open market trade, but the transaction price was not.

United States Securities and Exchange Commission
May 26, 2010

Response:   The trading price of the 100,000 shares traded in the private transaction was $1.30 and the transaction occurred on July 13, 2009.  We became aware of this transaction on July 13, 2009 after noting an abnormal trading volume as reported by the OTCBB.  We contacted our investment bank, GVC Capital LLC (“GVC”) (formerly Bathgate Capital Partners LLC) who informed us that there had been a trade of 100,000 shares by one of its members that had been transacted by its clearing firm, and had been improperly reported as an open market transaction.  We are unaware why the $1.30 transaction price was not included in the trading range reported that day by the OTCBB.  Two of our directors are managing partners of GVC, neither of whom was the investor who traded the 100,000 shares.

8.
Comment:  It appears from page 3 of your Memorandum, that in establishing the $3.00 assumed market price you relied significantly on substantial discussions with potential investors on an equity capital raise at a range of $2.50 to $3.00 per share, even though those transactions never transpired.  Please explain to us why it is appropriate to consider transactions that did not occur in assessing fair value.

Response:  Beginning with our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (“2009 10-K”) and our subsequent Form 10-Q filings for the periods ended June 30, 2009 and September 30, 2009, we disclosed our need to raise additional capital in order to continue as a going concern.  In the Memorandum, we discussed that we were in substantial discussions with potential investors for a private sale of equity securities.  Our goal was to raise capital at the highest possible price and thereby minimize the dilution to existing shareholders.  On March 31, 2009, we sold common stock and warrants at a unit price of $1.00.  Such discussions began in earnest almost immediately after we filed our 2009 10-K in June 2009 and the price centered around $3.00 with a provision for warrant coverage.  This culminated in the closing of the Private Placements in December 2009 and January 2010, whereby we sold Units at $2.50 per Unit, each Unit being comprised of one share of common stock and one warrant to purchase one share of common stock at $3.75 per share.  A total of 794,260 Units were sold which generated net proceeds to the Company of approximately $1.8 million.  Further details of the terms of the Private Placements were disclosed in our Form 10-Q for period ended December 31, 2009.

9.
Comment:  You indicate on page 4 of your Memorandum that in part you looked to the terms and pricing of private placement transactions as the most reasonable and appropriate fair value indication.  Please tell us the extent to which related parties, including previous investors, participated in the private placement undertaken in December 2009 and January 2010.  To the extent that the largest shareholder in AAFS was the largest participant in the March 31, 2009 private placement, please explain to us how this transaction can be considered in any assessment of fair value.

United States Securities and Exchange Commission
May 26, 2010

Response:  All of the investors in the Private Placements were unaffiliated accredited investors.  The placement agent on these transactions was GVC.  Two of our directors are managing partners of GVC.  In exchange for its placement agent services, we paid to GVC a fee of $199,000 and granted warrants to purchase 79,426 shares at an exercise price of $2.50 per share and 79,426 shares at an exercise price of $3.75 per share.  None of our directors, officers, affiliates or affiliates of GVC invested in the Private Placements.  In addition, none of the investors in the Private Placements participated in the private placement transaction that occurred on March 31, 2009.

The basis for the assessment of fair value was the implied value of our common stock sold in the Private Placements, which did not include the largest shareholder in Across America Financial Services, Inc (“AAFS”).  The discussion of the March 2009 private placement in the Memorandum involving the largest shareholder of AAFS in the pricing model was for informational purposes only and was not a factor in the fair value determination.  We agree that the investment by the largest shareholder of AAFS would not necessarily be representative of an arms-length common stock transaction and therefore was not included in the fair value analysis.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415.  Thank you again for your time and consideration.

Very truly yours,

/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer

EXHIBIT A

ACCOUNTING MEMORANDUM, DATED MARCH 3, 2010

See attached.

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

Omni Bio Pharmaceutical, Inc.
Accounting Memorandum

Date:	March 3, 2010
To:	Accounting Files
From:	Bob Ogden – CFO
Re:	Determination of FMV of Stock Price for grants of warrants and the use in Black-Scholes calculations

The purpose of this memo is to document the Company’s determination of the fair value of stock price for grants of warrants to officers, directors and consultants and as the stock price variable used in the Black-Scholes calculations for the valuation of warrants to these respective parties.

Warrant Grants

During the period from July 2009 to January 2010 (the “Period”), Omni granted stock purchase warrants to directors, officers and consultants (the “DOC Warrants”) under compensatory arrangements.  Warrants granted were as follows:

	Date of Grant	Granted Wts	Vested Wts	Exercise Price

Vicki Barone	7/7/2009	50,000		$3.00
Steve Bathgate	7/7/2009	50,000		$3.00
Al Kramer	7/7/2009	50,000		$3.00
Paul Dragul	7/7/2009	50,000		$3.00
Michael Iseman	7/7/2009	25,000	25,000	$3.00
Michael Wort	7/7/2009	25,000	25,000	$3.00
Michael Wort	7/7/2009	25,000	25,000	$3.00
Michael Iseman	8/6/2009	50,000	-	$3.00
Michael Wort	10/1/2009	50,000	-	$3.00
Michael Iseman	10/12/2009	50,000	-	$3.00
Eli Lewis	10/12/2009	100,000	-	$3.00
Jeffrey Sperber	10/12/2009	100,000	-	$3.00
Charles Dinarello	12/16/2009	600,000	-	$3.00
Robert Ogden	12/16/2009	300,000	60,000	$3.00

		1,525,000	135,000

Vicki Barone and Steve Bathgate are directors of Omni and are also principals of the investment bank GVC Capital LLC (“GVC”) (formerly known ad Bathgate Capital Partners LLC), who served as the placement agent for private equity offerings that were completed March 2009, December 2009 and January 2010.  [****].  Charles Dinarello is Omni’s acting CEO and a director.  Robert Ogden is Omni’s CFO.  Eli Lewis is a medical consultant.  Michael Iseman is an Omni director and also a medical consultant for Omni.  All other individuals are independent Omni directors.  All warrants granted to directors and officers have seven year terms.  Warrants granted to directors and consultants generally vest after one year from grant.  Warrants granted on July 7, 2009 to Iseman and Wort vested immediately based on Omni’s director plan in effect at the time that each became a director, and all remaining director warrants vest one year from date of grant.  Warrants granted to consultants vest after one year from date of grant.  Warrants granted to Dinarello and Ogden vest over a three year period.  None of the warrants allows for cashless exercise or carry registration rights.  Upon the grant of all warrants, Omni recorded share-based compensation calculated in accordance with the provisions of FASB ASC Topic 718, utilizing the Black-Scholes model.

Stock Transactions

Across America Financial Services, Inc. (“AAFS”), a public shell company completed a merger with Apro Bio Pharmaceutical Corporation (“Apro”), a private biotech firm on March 31 2009.  Apro was the surviving company and began to trade on the OTCBB exchange under the name of Omni Bio Pharmaceutical, Inc. (OMBP.OB).  Approximately 90% of the shares in Omni were held by the former Apro shareholders and were subject to lockup and leakage requirements for two or three years.  Approximately 8% of the shares in Omni were held by the largest shareholder of AAFS, and who was deemed an affiliate and subject to restrictions on stock sales.  [****].

Simultaneously with the merger, a private equity placement was completed with four accredited investors in the amount of $1,870,000, which was comprised of the sale of 1,870,000 units at a price of $1.00 per unit (“PP Units”).  The largest purchaser of securities was also the largest shareholder in AAFS at the time of the merger.  On the closing date, the stock price as quoted on the Over the Counter Bulletin Board (“OTCBB”) was $0.50 and there were no shares traded.  In fact, the stock had only traded on one day in the prior 26 trading days.  Each PP Unit was comprised of one share of common stock, one warrant to purchase one half a share of common stock at $0.25 per share, two warrants to purchase two shares of common stock at $0.50 per share and one warrant to purchase one share of common stock at $1.00 per share. GVC served as the placement agent and received cashless warrants exercisable at prices of $0.25, $0.50 and $1.00 per share as part of its consideration.

Since completion of the merger in March 2009 and through January 11, 2010, a total of 257,687 of our common shares were reported to have traded by the OTCBB.  Included in this amount was a private sale transaction of 100,000 shares that was misreported as an open market transaction

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by the clearing firm.  Adjusted for this transaction, the total trading volume represents less than 0.5% of our outstanding shares.  It is our opinion that these limited volumes do not support that the quoted stock prices on the OTCBB reflect the fair market value of our common stock.  During this period, quoted prices of Omni’s stock ranged from $0.50 to $17.00.  Further, during this period, we are aware of private sale transactions that occurred in the range of $1.25 to $1.40 per share.  We are not aware of any private sale transactions that have occurred at prices in excess of $1.40.

In December 2009 and January 2010, Omni completed a private placement equity offering with 31 accredited investors in the amount of $1,985,000, which was comprised of the sale of 794,000 units at $2.50 per unit (“PP2 Units”).  Each PP2 Unit was comprised of one share of common stock and one warrant to purchase one hare of common stock at $3.75 per share.  GVC served as the placement agent and received cashless warrants exercisable after 6 months at exercise prices of $2.50 and $3.75 per share as part of its consideration.  All securities issued were restricted and were subject to a six month holding period for purposes of resale.

The total share-based compensation to be recorded over the lives of the DOC Warrants is approximately $4.3 million.  For the nine months ended December 31, 2009, the Company recorded $1.3 million of share-based compensation related to the DOC Warrants, which represents approximately 33% of the net loss for this same period.

Analysis

All warrants issued to directors, officers and consultants were granted at an exercise price of $3.00 per share, which was less than the quoted OTCBB price of the stock on the date of grant.  Management concluded that the quoted OTCBB price did not represent fair value for the stock and to grant warrants at such a price that did not represent fair value was not in accordance with GAAP.  Omni’s BOD approved the grants at the $3.00 price.

In its determination of $3.00 as the best measure of fair value, management used the following criteria:  1) Substantial discussions during this period with potential investors on an equity capital raise at a price range of $2.50-$3.00 per share; 2) the limited trading volume and short trading duration of our common stock as noted above; 3) private sale transactions at substantially lower prices to the quoted OTCBB price and $3.00; 4) the lock-up and/or restriction for sale, including the shares issued in both private placements, was in the approximate range of 90 - 98% of the total outstanding common shares during this period.  For purposes of calculating share-based compensation on the warrants issued to directors, officers and consultants, management, Omni used a stock price of $3.00 in its Black-Scholes calculations.

3

Management believes that the above four factors represent appropriate measures of fair value as prescribed under GAAP and as outlined in FASB ASC Topic 820 Fair Value Measurements and Disclosures (“ASC Topic 820”).  ASC Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. To differentiate between the approaches to fair value measurements, ASC Topic 820 uses a fair value hierarchy and describes three levels used to classify fair value measurements:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

•
Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company’s own assumptions about the inputs that market

The use of Level 2 or Level 3 inputs is generally not permitted when Level 1 inputs are available. If quoted prices are not available for the identical asset, then entities should determine whether “Level 2 inputs” are available. Adjustments to Level 2 inputs will vary depending on factors specific to the asset, including the extent to which the inputs relate to items that are comparable to the asset, and the volume and level of activity in the markets within which the inputs are observed. An adjustment that is significant to the fair value measurement in its entirety might render the measurement a Level 3 measurement.

Because of the thin trading volume, extreme stock price volatility, substantial bid ask spreads on the OTCBB and trading restrictions associated with the common stock, management concluded the principal market for Omni’s common stock was inactive. As a result, we looked to the terms and pricing of private placement offerings, which include these securities, as the most reasonable and appropriate fair value indication. As these observations involve historical transactions in similar, although not identical interests, and are further subject to adjustments derived from unobservable inputs, we concluded that these analyses render Level 3 indications of value.

4

It is important to note that all of the director, officer and consultant warrants were granted prior to the closing of cash generated in the December 2009 to January 2010 private placement.  In its fair value analysis, Omni relied significantly on its concurrent discussions of raising money throughout 2009 and used the “upper limit” from these discussions.   [****].  During Omni’s September and December 2009 quarter, management contemporaneously documented the fair value of its common stock based on information known at that time.

As further support to management’s assertions on the determination of fair value, Omni engaged an independent firm to perform a valuation of its common stock during this period.    The independent firm concluded that the imputed value of our common stock for this period was $1.58.  It is important to note that this valuation was completed after the grants of all of the warrants above.

Conclusion

Based on the factors noted above, we concluded that a stock price of $3.00 per share represents a reasonable estimate of it fair value on the date of the various warrant grants and is appropriate to use as the stock price variable in the Black-Scholes calculations used in computing share-based compensation.

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